Victoria Tidwell Vice President of Legal Affairs Asst. General Counsel (408) 943-2979 (direct) (408) 456-1821 (facsimile)

January 8, 2008

Hanna Teshome, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Cypress Semiconductor Corporation
Definitive 14A
Filed March 30, 2007
File No. 001-10079

Dear Ms. Teshome:

Per our January 2, 2008 telephone conversation, this letter confirms that we will deliver our response to your letter of December 18, 2007 letter by January 31, 2008.

Please contact me at (408) 943-2979 if you have any questions.

Sincerely,

/s/ Victoria Tidwell
Victoria Tidwell Vice President of Legal Affairs Asst. General Counsel

VTD:bgj

cc:	Brad Buss, Executive Vice President & CFO